UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

(Check one)_X_Form 10-K___Form 20-F___Form 11-K __ Form 10-Q___Form N-SAR ___ Form N-CSR ___

For period ended: December 31, 2003

( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR

For the Transition Period Ended: ____________.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________.

PART I - REGISTRANT INFORMATION

ROLFE ENTERPRISES, INC.
Full name of registrant

Florida	0-49999	13-4025362
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
3229 Wentwood Drive, Suite 200 Dallas, Texas	75225
(Address of Principal Executive Office)	(Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

( X ) a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( X ) b. The subject annual report, semi-annual report, transition on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

( X ) c. The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period:

The registrant cannot complete filing without incurring undue expenses.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

James P. Walker, Jr.

(214) 691-7880
Area Code and Phone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ( X ) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( ) Yes ( X ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ROLFE ENTERPRISES, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/ James P. Walker, Jr.
President, CEO & Secretary

Date: March 30, 2004